SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

TriNet Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

896288 107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896288 107

1.	Names of Reporting Persons Martin Babinec
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,321,020 shares(1)
	6.	Shared Voting Power 855,724 shares(1)
	7.	Sole Dispositive Power 4,321,020 shares(1)
	8.	Shared Dispositive Power 855,724 shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,176,744 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.42%(2)
12.	Type of Reporting Person (see instructions) IN

(1)	Includes 4,281,020 shares of Issuer’s Common Stock held by Martin and Krista Babinec, Trustees of The Babinec Family Trust, 855,724 shares held by Babinec 2008 Children’s Trust, 20,000 shares held by Babinec Foundation, Inc. and 20,000 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2014. Reporting Person exercises sole voting and dispositive power over the shares held by The Babinec Family Trust and Babinec Foundation, Inc., and shares voting and dispositive power over the shares held by Babinec 2008 Children’s Trust.
(2)	Based on 69,811,326 shares of Common Stock outstanding on December 31, 2014. Assumes the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2014.

CUSIP No. 896288 107

1.	Names of Reporting Persons Martin and Krista Babinec, Trustees of The Babinec Family Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,281,020 shares
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 4,281,020 shares
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,281,020 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.13%(1)
12.	Type of Reporting Person (see instructions) OO

(1)	Based on 69,811,326 shares of Common Stock outstanding on December 31, 2014.

CUSIP No. 896288 107

1.	Names of Reporting Persons Babinec 2008 Children’s Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 855,724 shares
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 855,724 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 855,724 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.23%(1)
12.	Type of Reporting Person (see instructions) OO

(1)	Based on 69,811,326 shares of Common Stock outstanding on December 31, 2014.

CUSIP No. 896288 107

1.	Names of Reporting Persons Babinec Foundation, Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 20,000 shares
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 20,000 shares
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.03%(1)
12.	Type of Reporting Person (see instructions) CO

(1)	Based on 69,811,326 shares of Common Stock outstanding on December 31, 2014.

Item 1(a).	Name of Issuer: TriNet Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1100 San Leandro Blvd., Ste. 300, San Leandro, CA 94577

Item 2(a).

Name of Person Filing:

Martin Babinec

Martin and Krista Babinec, Trustees of The Babinec Family Trust (“Family Trust”)

Babinec 2008 Children’s Trust (“Children’s Trust”)

Babinec Foundation, Inc. (“Foundation”)

Item 2(b).

Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

c/o TriNet Group, Inc.

1100 San Leandro Blvd., Ste. 300

San Leandro, CA 94577

Item 2(c).	Citizenship: Martin Babinec – US citizen Family Trust – New York Children’s Trust – New York Foundation – New York

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 896288 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ☐

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

	Martin Babinec	5,176,744 shares(1)
	Family Trust	4,281,020 shares
	Children’s Trust	855,724 shares
	Foundation	20,000 shares

(b)	Percent of Class:
	Martin Babinec	7.42%(2)(3)
	Family Trust	6.13%(2)
	Children’s Trust	1.23%(2)
	Foundation	0.03%(2)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

	Martin Babinec	4,321,020 shares(1)
	Family Trust	4,281,020 shares
	Foundation	20,000 shares

(ii) Shared power to vote or to direct the vote:

	Children’s Trust	855,724 shares

(iii) Sole power to dispose or to direct the disposition of:

	Martin Babinec	4,321,020 shares(1)
	Family Trust	4,281,020 shares
	Foundation	20,000 shares

(iv) Shared power to dispose or to direct the disposition of:

	Children’s Trust	855,724 shares

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

(1)	Includes 4,281,020 shares of Issuer’s Common Stock held by Martin and Krista Babinec, Trustees of The Babinec Family Trust, 855,724 shares held by Babinec 2008 Children’s Trust, 20,000 shares held by Babinec Foundation, Inc. and 20,000 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2014. Reporting Person exercises sole voting and dispositive power over the shares held by The Babinec Family Trust and Babinec Foundation, Inc., and shares voting and dispositive power over the shares held by Babinec 2008 Children’s Trust.
(2)	Based on 69,811,326 shares of Common Stock outstanding on December 31, 2014.
(3)	Assumes the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2014.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2015
Date

/s/ Martin Babinec
Martin Babinec
Individually, as Trustee of The Babinec Family Trust, Co-Trustee of Babinec 2008 Children’s Trust and as Director of Babinec Foundation, Inc.